Lemminkäinen changes its profit guidance for year 2017 - the operating profit (IFRS) will decrease clearly due to estimated one-off transaction costs

LEMMINKÄINEN CORPORATION STOCK EXCHANGE RELEASE 12 SEPTEMBER 2017 AT 4:35 P.M.

LEMMINKÄINEN CHANGES ITS PROFIT GUIDANCE FOR YEAR 2017 - THE OPERATING PROFIT (IFRS) WILL DECREASE CLEARLY DUE TO ESTIMATED ONE-OFF TRANSACTION COSTS

On 12 September 2017, the Extraordinary General Meetings of Lemminkäinen and YIT Corporation (“YIT”) approved the combination of Lemminkäinen and YIT pursuant to the merger plan as proposed by the Board of Directors of the two companies (the “EGM approvals”). As Lemminkäinen announced in its Half Year Report published on 27 July 2017, it estimates that the combination will create significant one-off transaction costs for year 2017.  Most of the one-off costs are conditional to the completion of the combination, which is subject to, inter alia, the above mentioned EGM approvals as well as approvals from competition authorities. As previously announced, the combination is intended to be completed on either 1 November 2017 or 1 January 2018, as possible. Following the EGM approvals Lemminkäinen estimates that the company will record these combination-related one-off transaction costs in the income statement for the year 2017.

Due to the estimated one-off transaction costs and other items affecting comparability, Lemminkäinen’s operating profit (IFRS) is estimated to decrease clearly under EUR 45.1 million, which reflects the operational performance in 2016. However, the company estimates that its operative result in 2017 will improve from the result reflecting the operational performance in the comparison period.

Due to the recognition of the one-off transaction costs and in order to improve the comparability of the financial information and to help the stakeholders to follow the development of the company’s operative results, Lemminkäinen updates its profit guidance for 2017 and introduces the key figure “adjusted operating profit”. The company has defined adjusted operating profit as follows (in line with the definition in the pro forma financials of the merger prospectus published in relation to the combination): operating profit is adjusted by material items affecting comparability outside ordinary course of business such as transaction costs related to planned combination as well as payments, compensations and reimbursements related to court proceeding and write-downs related to non-core businesses.

Lemminkäinen’s updated profit guidance for 2017 is: “Lemminkäinen estimates that its net sales in 2017 will grow from 2016 (EUR 1,682.7 million). The adjusted operating profit in 2017 is expected to improve from the adjusted operating profit in 2016 (EUR 45.1 million).“

The earlier profit guidance, issued in the Half Year Financial Report on 27 July 2017, was “Lemminkäinen estimates that its net sales in 2017 will grow from 2016 (EUR 1,682.7 million). Operating profit (IFRS) in 2017 is expected to improve from EUR 45.1 million which reflects the operational performance in 2016.”

LEMMINKÄINEN CORPORATION
Corporate Communications

ADDITIONAL INFORMATION:
Ilkka Salonen, CFO
Tel. +358 2071 53304
ilkka.salonen@lemminkainen.com

DISTRIBUTION:
Nasdaq Helsinki Ltd
Key media
www.lemminkainen.com

Lemminkäinen is an expert in complex infrastructure construction and building construction in Northern Europe and one of the largest paving companies in its market. Together with our customers and 4,700 professionals we employ, we build a sustainable society. In 2016, our net sales were EUR 1.7 billion. Lemminkäinen Corporation’s share is quoted on Nasdaq Helsinki Ltd. www.lemminkainen.com

Notice to Lemminkäinen Shareholders in the United States

The YIT shares to be issued in connection with the merger have not been registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and are being issued in reliance on the exemption from registration set forth in Rule 802 under the Securities Act.

YIT and Lemminkäinen are Finnish companies and the issuance of YIT shares will be subject to procedural and disclosure requirements in Finland that may be different from those of the United States. Any financial statements or other financial information included in this document may have been prepared in accordance with non-U.S. accounting standards that may not be comparable to the financial statements of U.S. companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the United States.

It may be difficult for U.S. shareholders of Lemminkäinen to enforce their rights and any claims they may have arising under U.S. federal securities laws in connection with the merger, since YIT and Lemminkäinen are located in non-U.S. jurisdictions, and some or all of YIT’s and Lemminkäinen’s officers and directors may be residents of countries other than the United States. As a result, U.S. shareholders of Lemminkäinen may not be able to sue YIT or Lemminkäinen or their respective officers and directors in a court in Finland for violations of U.S. federal securities laws. Further, it may be difficult to compel YIT or Lemminkäinen to subject themselves to the jurisdiction or judgment of a U.S. court.

Lemminkäinen’s shareholders should be aware that YIT may purchase Lemminkäinen’s shares otherwise than under the merger, such as in open market or privately negotiated purchases, at any time during the pendency of the proposed merger.